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                                            Filed by Verso Technologies, Inc.
                                            Pursuant to Rule 425 of the
[VERSO TECHNOLOGIES LOGO]                   Securities Act of 1933
                                            Subject Company: Telemate.Net
                                            Commission File No. 333-62262
400 Galleria Parkway
Suite 300
Atlanta, GA  30339



TELEMATE.NET CONTACT:                       VERSO CONTACT:
Janet VanPelt                               Jennifer L. Pepper
Chief Financial Officer                     Director, Investor Relations
Telemate.Net Software, Inc.                 Verso Technologies, Inc.
770-936-3700                                678-589-3579
janetvp@telemate.net                        jennifer.pepper@verso.com


    VERSO AND TELEMATE.NET SET NOVEMBER 16, 2001 FOR VOTE ON PROPOSED MERGER


ATLANTA - OCTOBER 15, 2001 - Verso Technologies, Inc. (NASDAQ: VRSO) and Telemate.Net Software, Inc. (NASDAQ: TMNT), today announced that the Securities and Exchange Commission has declared effective Verso's registration statement on Form S-4 relating to the proposed acquisition of Telemate.Net by Verso in a merger transaction. As a result, Verso and Telemate.Net are now able to set the date for their annual shareholder meetings and to distribute to their respective shareholders the definitive joint proxy statement/prospectus detailing the proposed transaction.

Both Verso and Telemate.Net will hold their annual meetings of shareholders on November 16, 2001 to vote on the proposed transaction. The Verso meeting will begin at 11:00 a.m. (ET) at the Renaissance Waverly Hotel, 2450 Galleria Parkway, Atlanta, GA. The Telemate.Net meeting will begin at 10:00 a.m. (ET) at the same location. Shareholders of record as of September 19, 2001 are entitled to receive notice of and vote at the respective meetings. The proxy materials will provide instructions on how Verso and Telemate.Net shareholders may vote their shares in connection with the proposed merger and on the other matters described in the joint proxy statement/prospectus.

Investors are urged to read the definitive joint proxy statement/prospectus that will be delivered to them because it contains important information. The registration statement containing the definitive joint proxy statement/prospectus is available for free at the SEC's website (www.sec.gov) and from each of Verso and Telemate.Net.


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ABOUT VERSO TECHNOLOGIES, INC.

Verso Technologies, Inc. provides integrated switching solutions for communications service providers that want to develop IP-based services with PSTN scalability and quality of service. Verso's unique, end-to-end native SS7 capability enables customers to leverage their existing PSTN investments by ensuring carrier-to-carrier interoperability and rich billing features. Verso's complete VoIP migration solutions include state of the art hardware and software, OSS integration, the industry's most widely used applications and technical training and support. For more information about Verso, contact the company at www.verso.com or by calling 678.589.3500.


ABOUT TELEMATE.NET SOFTWARE, INC.

Telemate.Net Software, Inc. develops and markets Internet access management and call accounting solutions. By extracting relevant information from a growing array of network sources, including firewalls, proxy servers, email servers, web servers, VoIP routers, and PBXs, Telemate.Net Software's reporting solutions deliver detailed perspectives to manage those network assets critical to a modern business. Telemate.Net Software solutions are available worldwide through direct sales, global distribution channels and partner programs. Telemate.Net solutions have been installed in more than 14,000 customer sites worldwide, representing most commercial, industrial and service categories. Telemate.Net customers include: Arthur Andersen, Coca-Cola Bottling, Dayton-Hudson, International Paper, the IRS, National Steel, Parke-Davis Pharmaceutical Research, Sears Roebuck, and the U.S. Army. For more information about Telemate.Net, contact the company at www.telemate.net or by calling 770.936.3700.

FORWARD LOOKING STATEMENTS

Certain statements contained in this release that are not statements of historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words - "believe", "expect", "anticipate", "intend", "will", and similar expressions are examples of words that identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our future financial position, timing of future orders, business strategy and expected cost savings. These forward-looking statements are based on our current beliefs, as well as assumptions we have made based upon information currently available to us.